FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2004

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. Notice of Annual General Meeting, Dated May 10, 2004,

2.

Oromin Explorations Ltd. News Release Dated May 12, 2004,

3.

Oromin Explorations Ltd. BC Form 53-901F, Material Change Report, Dated May 14, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: June 2, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:

Secretary

(Title)

June 2, 2004

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Thomas Rondeau, Attn:  James L. Harris

OROMIN EXPLORATIONS LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  Fax: (604)331-8773

May 10, 2004

To:

All Applicable Securities Commissions

“VIA SEDAR”

and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual General Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting dates for the Annual General Meeting of Shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	687082107
5.	Record Date for Notice	:	June 8, 2004
6.	Record Date for Voting	:	June 8, 2004
7.	Beneficial Ownership Determination Date	:	June 8, 2004
8.	Meeting Date	:	July 22, 2004
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Routine

If you require any further information, please contact the undersigned.

Yours sincerely,

OROMIN EXPLORATIONS LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

British Columbia Securities Commission (via SEDAR)

Alberta Securities Commission (via SEDAR)

Ontario Securities Commission (via SEDAR)

Mita Garcia, Computershare Trust Company of Canada (Fax #604-683-3694)

James Harris, Thomas Rondeau (Fax #604-688-6995)

David Harris, Davidson & Company, Chartered Accountants (Fax #604-687-6172)

U.S. Regulatory Authorities (with Form 6K)

Naomi Corrigan

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

May 12, 2004

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

PRIVATE PLACEMENT ARRANGED

Oromin Explorations Ltd. (“TSX-V: OLE”) is pleased to report that it has received US$600,000 from Surge Global Energy (“Surge”) as partial payment for Surge’s acquisition of a 50% interest in Oromin’s Santa Rosa Dome Prospect in Mendoza, Argentina.

Oromin expects to resume exploration at Santa Rosa once Surge has concluded the purchase of its half interest.

To find out more about Oromin Explorations Ltd. (TSX-V: OLE), visit our website at www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

May 12, 2004

Item 3.

Press Release

May 12, 2004, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has received US$600,000 from Surge Global Energy (“Surge”) as partial payment for Surge’s acquisition of a 50% interest in the Issuer’s Santa Rosa Dome Prospect in Mendoza, Argentina.

Item 5.

Full Description of Material Change

The Issuer has received US$600,000 from Surge Global Energy (“Surge”) as partial payment for Surge’s acquisition of a 50% interest in the Issuer’s Santa Rosa Dome Prospect in Mendoza, Argentina.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 14th day of May, 2004.

OROMIN EXPLORATIONS LTD.

By:

“James Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)